Atna Acquires Pinson Gold Property in Nevada

Vancouver, B.C. (June 21, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has signed a binding term sheet with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation) wherein Atna may acquire up to 100% interest in the Pinson Mine Property, Humboldt County, Nevada. Pinson is an advanced exploration project with near-term discovery potential, which fulfils Atna’s major strategic objective of acquiring a “flagship” property complimentary to its other exploration prospects in Nevada. David Watkins, Atna’s President and CEO, emphasizes that “Pinson places the company firmly in the heart of the great Nevada Gold Belts, where the track record for discovery of multi-million ounce gold deposits has been and continues to be extraordinary.”

In accordance with the term sheet, both parties will proceed diligently toward the timely completion of a definitive agreement. Atna may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon Atna’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to:

1)	Back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period, OR

2)	Form a 70:30 joint venture, with Atna holding a 70% interest as Operator and each party contributing its share of further expenditures, OR

3)	Offer to sell its remaining 30% interest to Atna for US$15 million, thus bringing Atna’s interest in the project to 100%.

The Pinson Mine property is located within the Getchell Gold Belt in north-central Nevada, the heart of one of the world’s most productive gold districts. The project is situated approximately 15 kilometers southwest of Newmont’s Twin Creek Mine complex (786,313 ounces of gold production in 2002 (1)), 8 kilometers south of Placer Dome’s Getchell/Turquoise Ridge Mine Complex (2.69 million ounces of proven and probable gold reserves & 1.51 million ounces gold measured and indicated mineral resources, 2002(1)), and 32 kilometers north of Newmont’s Lone Tree Mine (327,000 ounces gold of production in 2002(1)).

The Pinson Mine produced over 987,000 ounces of gold(2) from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged, Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone, a major ore control at the Getchell Mine to the north of the project. Gold mineralization at the project is associated with elevated levels of mercury, arsenic, and antimony and may be characterized as a Carlin-type gold system similar to the major producing gold mines in the Getchell, Carlin, and Battle Mountain Gold Belts of northern Nevada.

Between 1997 and 2003, Pinson and its predecessors drilled over 200 diamond and rotary drill holes (>70,000 meters(2)) on the property exploring for extensions of mineralization exposed at the bottom of the mine’s several open pits. This work resulted in a number of encouraging gold intercepts in several target areas. Atna’s initial exploration efforts will focus on drilling to establish a resource in areas of known mineralization on the property.

Atna Resources Ltd. is a well-financed, generative exploration company with a growing portfolio of highly prospective gold properties in Nevada. Presently, a number of these projects are optioned to other exploration companies, including Grandcru Resources (Clover), Great Basin Gold (Golden Cloud), and Pacific Ridge Exploration (Sno). Atna owns copper and precious metal prospects in Chile, the Marg and Wolf polymetallic deposits in the Yukon, and a precious metals royalty on the Wolverine high-grade Ag-Au-Zn-Cu-Pb massive sulphide deposit, in the Yukon.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

Information Sources
(1) The Nevada Mining Industry 2002, Special Publication MI-2002, Nevada Bureau of Mines and Geology, 2003.
(2) Barrick Gold Corporation records through 2004.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Geologist, Manager Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com